By Facsimile:  (312) 984-7700 and U.S. Mail


Heidi Steele, Esq.						April 21, 2006
McDermott, Will & Emery LLP
227 West Monroe Street
Chicago, Illinois 60606
(312) 984-3624


      Re:  	X-Rite, Incorporated
		Form S-4 filed on March 23, 2006
		File No. 333-132669

Dear Ms. Steele:

	We have the following comments on your filing referenced above. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

General

1. We note that you filed this Form S-4 and commenced your tender offer in reliance on Rule 162 of the Securities Act of 1933, which appears to have been unavailable to you because this offer was not subject to Rule 13e-4(e) or 14d-4(b), but rather, Regulation 14E. Accordingly, it appears that you should provide disclosure relating to the consequences of filing a registration statement covering shares issued in an offer that was not complete prior to filing including disclosure in your risk factors, background of the offer and financial statements, as appropriate. Please revise accordingly or advise.

2. Further, please provide us with an analysis under FAS 5 regarding whether or not the loss contingency resulting from the early commencement was probable, reasonably possible or remote and whether the financial statements should be restated to reflect the loss contingency.

3. We note your proposed press release sent to us on a supplemental basis. Please amend your Form S-4 to include the extension of the offer, the offering of withdrawal rights, the instruction to Amazys holders not to tender, the information that an additional period will be open to Amazys holders to tender after the registration statement has been declared effective. Please make the appropriate changes throughout your disclosure document, including, but not limited to in the Questions and Answers about the Transaction.

4. In a supplemental response, tell us how many days after the registration statement is declared effective you intend to keep the offer open and provide us with your analysis as to how such period may comply with Rule 14e-1(a), including its policy concerns.

5. Please update all your dates currently found in the disclosure document, including the expected "settlement date."

6. Please state in the disclosure statement what exemption, if any, you rely on from any U.S. Securities Laws.

Cover page

7. You state that "[s]hould X-Rite acquire less than 98% but 90% or more of the voting rights of Amazys, X-Rite reserves the right to merge Amazys with a company controlled by X-Rite whereby the remaining Amazys minority shareholders would receive cash consideration rather than an ownership interest in the surviving entity. Please clarify the entirety of consideration to be paid in such case, including how the cash amount will be determined and by whom. Please state, if true, that in such circumstance, Amazys holders will not receive consideration in the form now offered, part X-Rite common stock and part cash. See our comment below at page 12 regarding the Q&A "If I decide not to tender, how will your offer affect my Amazys shares?"

8. You state that "[s]hould X-Rite acquire less than 90% of the voting rights of Amazys, it reserves the right to purchase the remaining minority Amazys shares by other means such as way of private or public offer." Explain how you will proceed with this measure and the consideration to be offered in such event. Tell us whether or not the consideration will ever be more than that of the offer. See our comment below at page 12 regarding the Q&A "If I decide not to tender, how will your offer affect my Amazys shares?"

9. We note that one of the conditions to the offer is that "at least 70% of the total number of Amazys shares issued at the end of the (possibly extended) offer period plus the maximum number of Amazys shares that could be issued until the end of the additional acceptance period upon exercise of the options under Amazys` employee option plans." State the maximum number of Amazys shares, both in number and percentage of outstanding securities that could be issued until the end of the additional acceptance period upon exercise of the options under Amazys` employee option plans. If the number is not currently certain, you should provide a range of possibilities, including the factors determining the final requirement. In that respect, we believe that you should concisely describe the entirety of the mechanics of acquiring the maximum number of shares under the employee options and state the number and percentage throughout your disclosure document when addressing the minimum condition to make clear that it is above 70%, including, but not limited to the Questions and Answers about the Transaction Section and Risk
Factors. We note the disclosure on page 9 that Based on 3,227,916
Amazys shares and options to purchase 205,150 Amazys shares outstanding as of March 23, 2006, the above condition would be satisfied if 2,403,147 Amazys shares were validly tendered in the offer.
Please state this in percentage here as well.

10. Describe the beginning and end dates of the "additional acceptance period," here, at the point of first use, to make clear to holders the period of time. Explain that with the current extension and in case of further extension of the offer period, the start of the additional acceptance period will be postponed and when it will start and end in each such event. See page 11. Further, state whether or not the additional acceptance period may be subject to extensions. Explain if this is a function of Swiss law or requirements and whether or not it is the same "10 Swiss trading day period beginning after the expiration of the (possibly extended) offer period" referenced on page 11. State whether or not withdrawal rights will extend through the additional acceptance period. Please be consistent in reference and disclosure to this period throughout your document, including, but not limited to page 17, and consider defining the term for clarity.

Regulatory Statement, page 2

11. You state that you may seek from the Securities and Exchange Commission exemptive relief from the requirements of Rule 14e-5 under the Securities and Exchange Act of 1934, as amended, that would permit you or your agents to make purchases of, or arrangements to purchase, Amazys shares outside the U.S. other than pursuant to the offer. Please tell us, in a supplemental response, the status of your request for exemptive relief from the SEC.

Questions and Answers about the Transaction, page 8
Have any competing offers to acquire Amazys` shares been made?
Page 10

12. Please update this section, including, but not necessarily limited to the decision of Eichhof not to pursue a competing offer. We note your Rule 425 filing on April 11, 2006.

How will I be notified if your offer is extended?  Page 11

13. You state that if you extend the offer you will make a public announcement of the extension no later than the fourth Swiss trading day following the day on which the offer was previously scheduled to expire. Tell us how this complies with Rule 14e-1(d), which requires that a notice of extension by press release or other public announcement be made which shall include disclosure of the approximate number of securities deposited to date and shall be issued no later than the earlier of 9:00 a.m. Eastern time, on the next business day after the scheduled expiration date of the offer. Any amendment should include corresponding changes throughout the document, including, but not limited to your Extension,

Termination and Amendment section on page 55

Until what time can I withdraw previously tendered Amazys shares?
Page 11

14. Please describe the time period during which holders may withdraw in the event of a competing bid.

If I decide not to tender, how will your offer affect my Amazys shares? Page 12

15. We note your statement that if delisted, Amazys shares not tendered pursuant to the offer may become illiquid and may be of reduced value. Disclose the mechanics of what happens to shares in the event of (i) delisting and cancellation of the remaining shares in the event you receive 98% of the shares and (ii) receipt of cash consideration in the event your acquire less than 98% but more than 90%. See our comments above on this matter.

What happens to my Amazys options and restricted shares?  Page 12

16. Disclose how you will, "if the offer is successful, promptly after the settlement date," offer optionholders of options issued under Amazys` employee stock option plans and outstanding as of January 30, 2006, to purchase such options or any Amazys shares acquired upon exercise of these options, in both cases on terms equal to those of the offer. State how you will determine that "the offer is successful." For example, it appears that if 70% of Amazys` shares are tendered during the offer period, the offer would be considered successful. State how many days after the settlement date you will offer to purchase employee options or any shares acquired upon exercise of these options. You should describe the mechanics of how this will work in more detail. Tell us whether or not the shares tendered in the offer are paid for by the settlement date, and therefore, before you offer to purchase employee options or shares acquired upon exercise of these options. Please explain your disclosure on page 79 that you will make the offer "on terms that are in accordance with the principle of equal treatment described above." You should clarify where such principle is described above. Further, please advise of the basis of your belief that this is not a condition subsequent to the expiration of your offer.

If the offer is consummated, when will I receive the offer consideration? Page 12

17. Disclose the number of days of each period you describe here.
For example, it appears that the offer expires, the additional acceptance period begins the next day and is comprised of the ten days following the expiration of the offer, and the settlement date occurs within ten days after the end of the additional acceptance period. We also note your disclosure at page 56. Tell us how this complies with the requirement of prompt payment under Rule 14e-1(c).

Conditions of Our Offer, page 16

18. Please explain what you mean by "until the end of the offer period," as found in your conditions. For example, it appears that the end of the offer period may mean settlement date, but it is unclear.

19. Please clearly identify here, as on page 72, the conditions that will survive the offer, providing dates and timeframes of all
referenced meetings or other events.   Tell us why these
conditions subsequent are valid under U.S. Securities Laws and further confirm to us that these conditions have been approved by the Swiss Takeover Board.

20. We note that it is a condition to the offer that you acquire
"the maximum number" of Amazys shares that could be issued until the end of the additional acceptance period upon exercise of the options under the Amazys` employee option plans. State how you will determine the maximum number. Further, it appears that this is a condition subsequent in that the offer to purchase employees options or shares issued upon exercise of these options will be made "promptly after the settlement date." State whether or not this is a condition subsequent within the meaning of article 13 para. 4 TOO. See page 72.

Forward-Looking Statements, page 28

21. You state in this section that you undertake no obligation to update, amend or clarify any forward-looking information contained in this registration statement which includes your offer. As you know, Regulation 14E imposes an obligation to amend the disclosure document in an offer to reflect changes to the information previously reported. Please revise your disclaimer to more clearly state when you intend to update or amend the filing to reflect changes to forward-looking information you have disclosed.

Closing Comment

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company is in possession of all facts relating to its disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the purchasers acknowledging that:

* The company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      As appropriate, please amend your document in response to these comments. You may wish to provide us with marked copies of the amendment, if required, to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments. In addition, we believe a supplement needs to be sent to security holders.

      Please direct any questions to me at (202) 551-3257. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-0303.

               					Very truly yours,



     	          					Celeste M. Murphy,
							Special Counsel
							Office of Mergers and
       Acquisitions